UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director/PDMR Shareholding dated October 10, 2022
99.2	Press Release entitled Director/PDMR Shareholding dated October 10, 2022

99.1

10 October 2022

Haleon plc

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

On 6 October 2022, Haleon made awards under the 2022 Performance Share Plan (PSP) to its Executive Directors as follows:

Role	Name	Number of Shares	Plan	Share type
Chief Executive Officer	Brian McNamara	2,049,305	PSP	ORD
Chief Financial Officer	Tobias Hestler	892,587	PSP	ORD

The awards are in respect of the 2022 - 2024 performance period and will vest following the announcement of the FY 2024 results. A two-year post-vesting holding period will apply to these awards.

The following PSP performance measures and target ranges were adopted for the 2022 - 2024 performance period:

Measure	Weighting	Target ranges
		Threshold (25% vesting)	Maximum (100% vesting)
Cumulative Free Cash Flow (Measured on a cumulative basis over the performance period FY 22, 23, 24)	50%	£4.557bn	£5.557bn
Net Debt / Adjusted EBITDA (Measured as a ratio at year end 2024)	50%	3.0x	2.4x

In addition, when determining the level of vesting of the 2022 PSP awards, the Remuneration Committee will apply an ESG qualifier which will include the Company's performance against milestones across carbon reduction, recycle-ready packaging and diversity. If performance against those milestones is not achieved, vesting levels may be reduced. Details of performance against each of the thresholds and level of reduction applied by the Remuneration Committee, if applicable, will be fully disclosed in the 2024 Directors' Remuneration Report.

For completeness, the following Annual Incentive Plan (AIP) performance measures were adopted for the one-year period ending on 31 December 2022:

●              Organic Sales Growth (60% weighting);

●              Adjusted Operating Profit (20% weighting); and

●              Individual Business Objectives (20% weighting).

Executive Directors are required to defer 50 per cent. of any AIP earned into an award over shares which normally vest on the third anniversary of grant.

Full details of the performance targets for the 2022 AIP and 2022 PSP awards will be disclosed in the 2022 Directors' Remuneration Report, which will be published in H1 2023.

Amanda Mellor
Company Secretary

***

Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	2,049,305

d)	Aggregated information

	- Aggregated volume	2,049,305

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tobias Hestler
2	Reason for the notification
a)	Position/status	Chief Financial Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	892,587

d)	Aggregated information

	- Aggregated volume	892,587

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

99.2

10 October 2022

Haleon plc

Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bart Derde
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70
b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Share Value Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	505,448
		(ii)	Nil	25,545

d)	Aggregated information

	- Aggregated volume	530,993

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Filippo Lanzi
2	Reason for the notification
a)	Position/status	President, EMEA and LATAM - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)         Grant of a conditional award under the Haleon plc Performance Share Plan
(ii)        Grant of a conditional Refill award under the Haleon plc Share Value Plan
(iii)       Grant of a conditional Refill award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	665,745
		(ii)	Nil	18,632
		(iii)	Nil	5,596

d)	Aggregated information

	- Aggregated volume	689,973

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Choy
2	Reason for the notification
a)	Position/status	President, Asia Pacific - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)         Grant of a conditional award under the Haleon plc Performance Share Plan
(ii)        Grant of a conditional Refill award under the Haleon plc Share Value Plan
(iii)       Grant of a conditional Refill award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	734,370
		(ii)	Nil	18,632
		(iii)	Nil	11,196

d)	Aggregated information

	- Aggregated volume	764,198

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tamara Rogers
2	Reason for the notification
a)	Position/status	Chief Marketing Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Share Value Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	618,151
		(ii)	Nil	25,545

d)	Aggregated information

	- Aggregated volume	643,696

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Franck Riot
2	Reason for the notification
a)	Position/status	Chief R&D Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Share Value Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	502,763
		(ii)	Nil	18,632

d)	Aggregated information

	- Aggregated volume	521,395

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bjarne Tellman
2	Reason for the notification
a)	Position/status	General Counsel - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Grant of a conditional award under the Haleon plc Performance Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	568,341

d)	Aggregated information

	- Aggregated volume	568,341

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bjarne Tellman
2	Reason for the notification
a)	Position/status	General Counsel - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	(i) Grant of a conditional Refill award under the Haleon plc Share Value Plan (ii) Grant of a conditional Refill award under the Haleon plc Share Value Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	8,532
		(ii)	Nil	17,064

d)	Aggregated information

	- Aggregated volume	25,596

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of the Deferred Investment Award (a cash-based award linked to the price of the Haleon plc Ordinary shares)
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	677,637
		(ii)	Nil	618,528

d)	Aggregated information

	- Aggregated volume	1,296,165

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jooyong Lee
2	Reason for the notification
a)	Position/status	Head of Strategy and Office of CEO - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc Ordinary shares

	Identification code	GB00BMX86B70

b)	Nature of the transaction
(i)         Grant of a conditional award under the Haleon plc Performance Share Plan
(ii)        Grant of a conditional award under the Haleon plc Share Value Plan
(iii)       Grant of a conditional Refill award under the Haleon plc Share Value Plan
(iv)       Grant of a conditional Refill award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	30,979
		(ii)	Nil	35,206
		(iii)	Nil	6,413
		(iv)	Nil	3,855

d)	Aggregated information

	- Aggregated volume	76,453

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lisa Paley
2	Reason for the notification
a)	Position/status	President, North America - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction
(i)         Grant of a conditional award under the Haleon plc Performance Share Plan
(ii)        Grant of a conditional Refill award under the Haleon plc Share Value Plan
(iii)       Grant of a conditional Refill award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	370,391
		(ii)	Nil	10,640
		(iii)	Nil	3,204

d)	Aggregated information

	- Aggregated volume	384,235

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dana Bolden
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Share Value Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	210,449
		(ii)	Nil	14,200

d)	Aggregated information

	- Aggregated volume	224,649

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amy Landucci
2	Reason for the notification
a)	Position/status	Chief Digital and Technology Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction	(i) Grant of a conditional award under the Haleon plc Performance Share Plan (ii) Grant of a conditional Refill award under the Haleon plc Share Value Plan
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	288,616
		(ii)	Nil	10,640

d)	Aggregated information

	- Aggregated volume	299,256

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Teri Lyng
2	Reason for the notification
a)	Position/status	Head of Transformation and Sustainability - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction
(i)         Grant of a conditional award under the Haleon plc Performance Share Plan
(ii)        Grant of a conditional Refill award under the Haleon plc Share Value Plan
(iii)       Grant of a conditional Refill award under the Haleon plc Share Value Plan

c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	37,486
		(ii)	Nil	31,925
		(iii)	Nil	10,640

d)	Aggregated information

	- Aggregated volume	80,051

	- Price	N/A

e)	Date of the transaction	6 October 2022
f)	Place of the transaction	New York Stock Exchange

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: October 10, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary